Exhibit 99.1

SUPPLEMENTAL INDENTURE

Dated as of December 19, 2024

to

SENIOR NOTES INDENTURE

Dated as of August 21, 2024

Among

ATS CORPORATION

THE GUARANTORS LISTED ON THE SIGNATURE PAGES THERETO

and

Computershare Trust Company of Canada,

as Trustee

6.50% SENIOR NOTES DUE 2032

Exhibit A	Form of Note

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THIS SUPPLEMENTAL INDENTURE, dated as of December 19, 2024 (this “Supplemental Indenture”), to the Senior Notes Indenture, dated as of August 21, 2024, among ATS Corporation, an Ontario corporation (the “Company”), the Guarantors listed on the signature pages thereto and Computershare Trust Company of Canada, as Trustee (the “Original Indenture”, the Original Indenture, as supplemented hereby, being referred to herein as the “Indenture”).

WITNESSETH:

WHEREAS, by the Original Indenture, the Company has duly authorized its 6.50% Senior Notes due 2032 (the “Notes”), and provision was made for the creation of an issue of $400,000,000 aggregate principal amount of Notes (the “Original Notes”); and

WHEREAS, Section 2.01 of the Original Indenture permits the issuance of additional Notes in accordance with the terms of the Indenture;

WHEREAS, the Company wishes to issue additional Notes in the aggregate principal amount of $200,000,000 and for that purpose to enter into this Supplemental Indenture; and

WHEREAS, the Company has duly authorized the execution and delivery of this Supplemental Indenture for the purpose of providing for the issuance of an additional $200,000,000 principal amount of Notes under the Original Indenture (the “New Notes”) in accordance with Section 2.01 of the Original Indenture.

NOW, THEREFORE, the Company and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the New Notes.

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions.

Except as otherwise expressly provided or unless the context otherwise requires, all terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture, as supplemented hereby.

Each term defined in the Original Indenture has the same meaning when used in this Supplemental Indenture; provided, however, that if a term is defined both herein and in the Original Indenture, the definition in the Supplemental Indenture shall govern with respect to the New Notes.

Where used in this Supplemental Indenture or in any amendment hereto, the following term has the following meaning:

“Issue Date” means December 19, 2024.

Section 1.02 Rules of Construction.

Unless the context otherwise requires:

(1) a term defined in Section 1.01 has the meaning assigned to it therein;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(3) “or” is not exclusive;

(4) words in the singular include the plural, and words in the plural include the singular;

(5) provisions apply to successive events and transactions;

(6) unless the context otherwise requires, any reference to an “Appendix,” “Article,” “Section,” “clause,” “Schedule” or “Exhibit” refers to an Appendix, Article, Section, clause, Schedule or Exhibit, as the case may be, of this Supplemental Indenture;

(7) the words “herein”, “hereof” and other words of similar import refer to this Supplemental Indenture as a whole and not any particular Article, Section, clause or other subdivision;

(8) “including” means including without limitation;

(9) references to sections of, or rules under, the U.S. Securities Act or the U.S. Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

(10) unless otherwise provided, references to agreements and other instruments shall be deemed to include all amendments and other modifications to such agreements or instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Supplemental Indenture; and

(11) in the event that a transaction meets the criteria of more than one category of permitted transactions or listed exceptions, the Company may classify such transaction as it, in its sole discretion, determines.

Section 1.03 Currency

Unless otherwise indicated, all references to “$” refers to Canadian dollars.

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ARTICLE 2

THE NEW NOTES

Section 2.01 Scope of Supplemental Indenture.

This Supplemental Indenture amends and supplements the provisions of the Original Indenture, to which provisions reference is hereby made. The changes, modifications and supplements to the Original Indenture effected by this Supplemental Indenture shall be applicable only with respect to, and shall only govern the terms of, the New Notes, which may be issued from time to time in accordance herewith. For all purposes under the Original Indenture, the New Notes shall be consolidated with, and constitute a single series with the Original Notes. When entered into by the parties, this Supplemental Indenture shall be supplemental to, part of and read together with the Original Indenture as a single instrument, and all of the provisions of the Original Indenture, as supplemented by this Supplemental Indenture, shall apply to the New Notes.

Section 2.02 Designation and Principal Amount.

(a) The New Notes are hereby authorized to be issued under the Original Indenture, as supplemented by the Supplemental Indenture, the terms and conditions of which are the same in all respects as the Original Notes, except for the Issue Date, the issue price and the form of the Notes to the extent the CUSIP or ISIN identification of the New Notes differ from the Original Notes, and which will be consolidated to form a single series and be fully fungible with the Original Notes and designated as “6.50% Senior Notes Due 2032”. All New Notes issued under the Indenture will, when issued, be considered Notes for all purposes under the Original Indenture, as supplemented by the Supplemental Indenture, and will be subject and take the benefit of all the terms, conditions and provisions of the Original Indenture, as supplemented by the Supplemental Indenture.

(b) On the Issue Date, the Trustee shall, upon receipt of an Authentication Order, authenticate and deliver the New Notes.

Section 2.03 Further Issues.

(a) Notwithstanding the aggregate principal amount set forth in Section 2.02(a) of this Supplemental Indenture, the Company may from time to time, without the consent of the Holders of the Notes, issue Additional Notes in accordance with the Indenture. Any Additional Notes issued in this manner will be consolidated with and will form a single series with the Notes.

Section 2.04 Form and Dating; Terms.

(a) Subject to Section 2.06 of the Original Indenture, the New Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication. The New Notes will be dated December 19, 2024 and will become due and payable, together with all accrued and unpaid interest thereon, on August 21, 2032. The New Notes will be issued in registered form, without coupons, and in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The registered Holder will be treated as the owner of such New Note for all purposes.

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(b) The terms and provisions contained in the New Notes, as set out in Exhibit A hereto, shall constitute, and are hereby expressly made, a part of this Supplemental Indenture, and the Company and the Trustee, by their execution and delivery of this Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any New Note conflicts with the express provisions of Supplemental Indenture, the provisions of Supplemental Indenture shall govern and be controlling.

(c) The New Notes will bear interest on the unpaid principal amount thereof at the rate of 6.50% per annum and shall be deemed to have accrued interest from August 21, 2024 to, but excluding, August 21, 2032, compounded semi-annually and payable in arrears in equal instalments on each Interest Payment Date. The first Interest Payment Date for the New Notes will be February 21, 2025.

ARTICLE 3

MISCELLANEOUS

Section 3.01 Trust Indenture Legislation.

If and to the extent that any provision of this Supplemental Indenture limits, qualifies, or conflicts with a mandatory requirement of Trust Indenture Legislation, such mandatory requirement shall prevail. The Company, the Trustee, and each Holder shall at all times, in relation to this Supplemental Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Trust Indenture Legislation, as applicable.

Section 3.02 Notices.

(a) Any notice or communication to the Company, any Guarantor or the Trustee is duly given if in writing and (1) delivered in person, (2) mailed by first-class mail (certified or registered, return receipt requested), postage prepaid, or overnight air courier guaranteeing next day delivery or (3) sent by facsimile or electronic transmission, to its address:

if to the Company or any Guarantor:

c/o ATS Corporation

730 Fountain Street, Building #3

Cambridge, Ontario, Canada

N3H 4R7

Fax No.: (519) 653-6545

Attention: Treasurer

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if to the Trustee:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

Attention: Manager, Corporate Trust

Email: corporatetrust.toronto@computershare.com

The Company, any Guarantor or the Trustee, by like notice, may designate additional or different addresses for subsequent notices or communications.

(b) All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; on the first date of which publication is made, if by publication; five calendar days after being deposited in the mail, postage prepaid, if mailed by first-class mail; the next Business Day after timely delivery to the courier, if mailed by overnight air courier guaranteeing next day delivery; when receipt acknowledged, if sent by facsimile or electronic transmission; provided that any notice or communication delivered to the Trustee shall be deemed effective upon actual receipt thereof.

(c) Any notice or communication to a Holder shall be mailed by first-class mail (certified or registered, return receipt requested) or by overnight air courier guaranteeing next day delivery to its address shown on the Note Register or by such other delivery system as the Trustee agrees to accept. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

(d) Where this Supplemental Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(e) Notwithstanding any other provision of this Supplemental Indenture or any New Note, where this Supplemental Indenture or any New Note provides for notice of any event (including any notice of redemption pursuant to Section 3.07 of the Original Indenture) to any Holder of an interest in a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to CDS or any other applicable Depositary for such New Note (or its designee), according to the Applicable Procedures of such Depositary, if any, prescribed for the giving of such notice.

(f) The Trustee agrees to accept and act upon notice, instructions or directions pursuant to this Supplemental Indenture sent by unsecured facsimile or electronic transmission; provided, however, that (1) the party providing such written notice, instructions or directions, subsequent to such transmission of written instructions, shall provide a copy of such notice, instructions or directions to the Trustee by mail or overnight courier in a timely manner, and (2) such notice, instructions or directions shall be signed by an authorized representative of the party providing such notice, instructions or directions. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reasonable reliance upon and compliance with such notice, instructions or directions notwithstanding such notice, instructions or directions conflict or are inconsistent with a subsequent notice, instructions or directions.

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(g) If a notice or communication is sent in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it. However, where the notice or communication is returned as undeliverable, the sender shall promptly make reasonable efforts to return the notice or communication.

(h) If the Company mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

Section 3.03 Communication by Holders with Other Holders.

Holders may communicate with other Holders with respect to their rights under this Supplemental Indenture or the New Notes.

Section 3.04 Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 3.05 No Personal Liability of Stockholders, Partners, Officers or Directors.

No director, manager, officer, employee, equity owner, general or limited partner, incorporator or other Person acting in any capacity similar to any of the foregoing, past, present or future, of the Company or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company or the Guarantors under the New Notes, any Note Guarantee or this Supplemental Indenture by reason of such status.

Each Holder of New Notes by accepting a New Note expressly waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the New Notes.

Section 3.06 Governing Law and Attornment.

THIS SUPPLEMENTAL INDENTURE, THE NEW NOTES AND ANY NOTE GUARANTEE WILL BE GOVERNED BY, AND WILL BE CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. WITH RESPECT TO ANY SUIT, ACTION OR PROCEEDINGS RELATING TO THIS SUPPLEMENTAL INDENTURE, ANY FURTHER SUPPLEMENTAL INDENTURE OR ANY NOTE, THE COMPANY, THE GUARANTORS, THE TRUSTEE AND EACH HOLDER IRREVOCABLY SUBMIT AND ATTORN TO THE NON-EXCLUSIVE JURISDICTION OF THE COURTS OF THE PROVINCE OF ONTARIO.

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Section 3.07 Waiver of Jury Trial.

EACH OF THE COMPANY, THE GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE NEW NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.08 Service of Process.

Each Guarantor that is organized outside of Canada hereby appoints the Company as its agent for service of process in any suit, action or proceeding with respect to this Supplemental Indenture, the New Notes or the Guarantees.

Section 3.09 Force Majeure.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations under this Supplemental Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, epidemics, pandemics, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 3.10 Privacy Laws.

The parties acknowledge that federal or provincial legislation concerning the protection of individuals’ personal information (collectively, “Privacy Laws”) may apply to obligations and activities under this Supplemental Indenture. Despite any other provision hereof, no party shall, in the performance of their respective obligations hereunder, take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred such personal information to the Trustee, obtain and retain any required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under applicable Privacy Laws. In performing its duties and responsibilities hereunder, the Trustee shall comply with applicable Privacy Laws and, in particular, agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes for which the information was provided and only in connection with the Trustee providing its services under or ancillary to this Supplemental Indenture, and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification. Subject to the foregoing, the Trustee may transfer such personal information to service providers in the United States for data processing and/or storage.

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Section 3.11 Tax Reporting.

The Company agrees to provide the Trustee with its certified tax identification numbers and other forms, documents and information that the Trustee may request in order to fulfill any tax reporting function.

Section 3.12 No Adverse Interpretation of Other Agreements.

This Supplemental Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Restricted Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Supplemental Indenture.

Section 3.13 Successors.

All agreements of the Company in this Supplemental Indenture and the New Notes shall bind its successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors. All agreements of each Guarantor in this Supplemental Indenture shall bind its successors, except as otherwise provided in Section 10.06 of the Original Indenture.

Section 3.14 Severability.

In case any provision in this Supplemental Indenture or in the New Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.15 Counterpart Originals.

The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be deemed to be an original, but all of them together represent the same agreement.

Section 3.16 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.17 Facsimile and Electronic Transmission of Signature Pages.

The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or electronic transmission (including .pdf file, ..jpeg file, Adobe Sign, or DocuSign) shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or electronic transmission (including .pdf file, .jpeg file, Adobe Sign, or DocuSign) shall be deemed to be their original signatures for all purposes.

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Section 3.18 Payments Due on Non-Business Days.

In any case where any Interest Payment Date, redemption date or repurchase date or the Stated Maturity of the New Notes shall not be a Business Day, then (notwithstanding any other provision of this Supplemental Indenture or of the New Notes) payment of principal, premium and Additional Amounts, if any, or interest on the New Notes need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, redemption date or repurchase date, or at the Stated Maturity of the New Notes, provided that no interest will accrue for the period from and after such Interest Payment Date, redemption date, repurchase date or Stated Maturity, as the case may be.

Section 3.19 Time of Essence.

Time shall be of the essence of this Supplemental Indenture.

[Signatures on following page]

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ATS CORPORATION, as Company

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

By:	[Signature redacted]
Name: [Signatory redacted]
Title: [Title redacted]

[Signature Page to Trust Indenture]

EXHIBIT A

[FORM OF FACE OF NOTE]

[Insert the Restricted Notes Legend, if applicable, pursuant to the provisions of the Indenture]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF ATS CORPORATION (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, INDIRECTLY OR DIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT), IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT, (D) TO AN INSTITUTIONAL ACCREDITED INVESTOR (WITHIN THE MEANING OF RULE 501(A)(1), (2), (3) OR (7) UNDER THE U.S. SECURITIES ACT) THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER INSTITUTIONAL ACCREDITED INVESTOR OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, AND, SUBJECT TO THE CORPORATION’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE, PLEDGE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) THROUGH (E) ABOVE. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT.

[Insert the Global Notes Legend, if applicable, pursuant to the provisions of the Indenture]

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ATS CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS),

ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS NOTE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS NOTE.

TRANSFERS OF THIS NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CDS & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE.

* * *

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE APRIL 20, 2025.

Unrestricted Global Note CUSIP 00217YAC8

Unrestricted Global Note ISIN CA00217YAC80

Restricted Global Note CUSIP 00217YAD6

Restricted Global Note ISIN CA00217YAD63

6.50% Senior Notes due 2032

No. •

ATS Corporation

promises to pay to CDS & CO. or registered assigns the principal sum _______• Canadian Dollars (as may be increased or decreased as set forth on the Schedule of Increases and Decreases attached hereto) on August 21, 2032.

Interest Payment Dates: February 21 and August 21

Record Dates: February 6 and August 6

Reference is made to further provisions of this Note set forth herein, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to herein by manual signature, this Note shall not be entitled to any benefits under the Indenture referred to herein or be valid or obligatory for any purpose.

IN WITNESS HEREOF, the Company has caused this instrument to be duly executed.

Dated:

ATS Corporation

By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Notes referred to in the within-mentioned Indenture:

Computershare Trust Company of Canada, as Trustee

By:
Name:
Title:

Dated:

[Reverse Side of Note]

6.50% Senior Notes due 2032

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. INTEREST. ATS Corporation, an Ontario corporation (the “Company”), promises to pay interest on the principal amount of this Note at 6.50% per annum until but excluding maturity. The Company shall pay interest semi-annually in arrears on February 21 and August 21 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). Interest on the Notes shall be deemed to have accrued from August 21, 2024 to, but excluding, August 21, 2032. The first Interest Payment Date shall be February 21, 2025. The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at the interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods) from time to time on demand at the interest rate on the Notes to the extent lawful. Interest shall be computed on the basis of a 365-day or 366- year, as applicable, and the actual number of days elapsed in the applicable period.

2. METHOD OF PAYMENT. The Company will pay interest on the Notes (except defaulted interest) on the applicable Interest Payment Date to the Persons who are registered Holders of record at the close of business on February 6 and August 6, as the case may be, immediately preceding such Interest Payment Date (whether or not a Business Day), even if such Notes are cancelled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.14 of the Original Indenture with respect to defaulted interest.

Any payments of principal of this Note prior to Stated Maturity shall be binding upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. The final principal amount due and payable at the maturity of this Note shall be payable only upon presentation and surrender of this Note at an office of the Trustee or the Trustee’s agent appointed for such purposes. Payments in respect of Global Notes will be made by wire transfer of immediately available funds to the Depository.

3. TRANSFER AGENT, PAYING AGENT AND REGISTRAR. Initially, Computershare Trust Company of Canada, the Trustee under the Indenture, shall act as transfer agent, Paying Agent and Registrar. The Company may change any transfer agent, Paying Agent or Registrar without notice to the Holders. The Company or any of its Restricted Subsidiaries may act in any such capacity.

4. INDENTURE. The Company issued the Notes under an Indenture dated as of August 21, 2024 (the “Original Indenture”), as supplemented by a Supplemental Indenture dated as of December 19, 2024 (together with the Original Indenture, the “Indenture”), among the Company, the Guarantors thereto and the Trustee. To the extent the provisions of this Note are inconsistent with the provisions of the Indenture, the Indenture shall govern. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. The

Original Notes issued on the August 21, 2024 in an aggregate principal amount of $400,000,000 and the New Notes issued on December 19, 2024 in an aggregate principal amount of $200,000,000 are senior obligations of the Company. The Indenture permits the issuance of Additional Notes subject to compliance with certain conditions.

The payment of principal and interest on the Notes and all other amounts under the Indenture is unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the Guarantors.

5. REDEMPTION AND REPURCHASE. The Notes are subject to optional redemption, and may be the subject of an Offer to Purchase, as further described in the Indenture. The Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

6. DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and Holders shall be required to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption or tendered for repurchase in connection with an Offer to Purchase, except for the unredeemed portion of any Note being redeemed or repurchased in part.

7. PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

8. AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture, the Notes or the Note Guarantees may be amended or supplemented, and provisions in the Indenture, the Notes or the Note Guarantees may be waived, in each case, as provided in the Indenture.

9. DEFAULTS AND REMEDIES. The Events of Default relating to the Notes are defined in Section 6.01 of the Original Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Guarantors, the Trustee and the Holders shall be as set forth in the applicable provisions of the Indenture.

10. AUTHENTICATION. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual or electronic signature of the Trustee.

11. GOVERNING LAW. THIS NOTE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

ATS Corporation

730 Fountain Street North

Cambridge, Ontario, Canada

N3H 4R7

Fax No.: (519) 653-6545

Email: akapur@atsautomation.com

Attention: Treasury Department

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint___________________________________________________________ to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date:	________________
Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:	_________________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR

REGISTRATION OF TRANSFERS OF TRANSFER RESTRICTED NOTES

This certificate relates to $_________ principal amount of Notes held in (check applicable space) ____ book-entry or _____ definitive form by the undersigned.

The undersigned (check one box below):

☐	has requested the Trustee by written order to deliver in exchange for its beneficial interest in a Global Note held by the Depositary a Note or Notes in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above) in accordance with the Indenture; or

☐	has requested the Trustee by written order to exchange or register the transfer of a Note or Notes.

In connection with any transfer of any of the Notes evidenced by this certificate, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)	☐ to the Company or subsidiary thereof; or

(2)	☐ to the Registrar for registration in the name of the Holder, without transfer; or

(3)	☐ pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); or

(4)	☐ to a Person that the undersigned reasonably believes is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (“Rule 144A”)) that purchases for its own account or for the account of a qualified institutional buyer and to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A; or

(5)	☐ pursuant to offers and sales to non-U.S. persons that occur outside the United States within the meaning of Regulation S under the Securities Act (and if the transfer is being made prior to the expiration of the Distribution Compliance Period, the Notes shall be held immediately thereafter through Euroclear or Clearstream); or

(6)	☐ to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that has furnished to the Trustee a signed letter containing certain representations and agreements; or

(7)	☐ pursuant to Rule 144 under the Securities Act; or

(8)	☐ pursuant to another available exemption from registration under the Securities Act.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered Holder thereof; provided, however, that if box (5), (6), (7) or (8) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Company or the Trustee has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Your Signature

Date: _____________________
Signature of Signature Guarantor

TO BE COMPLETED BY PURCHASER IF (4) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date: _____________________
NOTICE: To be executed by an executive officer
Name:
Title:

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

TO BE COMPLETED IF THE HOLDER REQUIRES AN EXCHANGE FROM A REGULATION S GLOBAL NOTE TO AN UNRESTRICTED GLOBAL NOTE, PURSUANT TO THE INDENTURE

The undersigned represents and warrants that either:

☐	the undersigned is not a dealer (as defined in the Securities Act) and is a non-U.S. person (within the meaning of Regulation S under the Securities Act); or

☐	the undersigned is not a dealer (as defined in the Securities Act) and is a U.S. person (within the meaning of Regulation S under the Securities Act) who purchased interests in the Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the Securities Act; or

☐	the undersigned is a dealer (as defined in the Securities Act) and the interest of the undersigned in this Note does not constitute the whole or a part of an unsold allotment to or subscription by such dealer for the Notes.

Date : _______________________
Your Signature

Your Signature

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.15 or Section 4.16 of the Original Indenture, check the appropriate box below:

[ ] Section 4.15    [ ] Section 4.16

If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.15 or Section 4.16 of the Original Indenture , state the amount you elect to have purchased:

$	(integral multiples of $1,000, provided that the unpurchased portion must be in a minimum principal amount of $2,000)

Date : ________________

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No:

Signature Guarantee*: __________________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

The initial outstanding principal amount of this Global Note is $__________.

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of Global Note following such decrease or increase	Signature of authorized signatory of Trustee, Depositary or Custodian

*	This schedule should be included only if the Note is issued in global form.